UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 1-32186

YM BioSciences Inc.
(Translation of registrant's name into English)

Suite 400, Building 11
5045 Orbitor Drive
Mississauga, Ontario
Canada L4W 4Y4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          ..

INCORPORATION BY REFERENCE

This Form 6-K shall be incorporated by reference into the Prospectuses and Registration Statements of YM BioSciences Inc. on Form F-3 (File No. 333-120153) and Form F-10 (File No. 333-131250), and as an Exhibit to the Registration Statement of YM BioSciences Inc. on Form F-10 (File No. 333-131250).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By:	/s/ Len Vernon
Date: July 31, 2006	Name: Len Vernon Title: Director, Finance and Administration

2

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated July 31, 2006

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FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company (Reporting Issuer):

YM BioSciences Inc. (the “Corporation”) 5045 Orbitor Drive Building 11, Suite 400 Mississauga, ON L4W 4Y4

ITEM 2	Date of Material Change:

July 31, 2006

ITEM 3	News Release:

A press release was issued July 31, 2006 via Canada NewsWire.

ITEM 4	Summary of Material Change:

The Corporation announced that its majority owned subsidiary, CIMYM Biosciences Inc. (CIMYM), has licensed development and marketing rights in Japan for its anti-EGFR humanized antibody, nimotuzumab, to Daiichi Pharmaceutical Co., Ltd. (a wholly owned subsidiary of DAIICHI SANKYO COMPANY, LIMITED, one of Japan’s largest pharmaceutical companies).

ITEM 5	Full Description of Material Change:

Please see the press release attached as Schedule “A”.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

No information has been omitted from this material change report.

ITEM 8	Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Mr. David G.P. Allan Chief Executive Officer YM BioSciences Inc. (T) (905) 629-9761 (F) (905) 629-4959

ITEM 9	Date of Report:

July 31, 2006

DATED at Mississauga, in the Province of Ontario, this 31st day of July, 2006.

“David G.P. Allan”
David G.P. Allan Chief Executive Officer

SCHEDULE “A”

YM Biosciences Licenses Monoclonal Antibody, Nimotuzumab, to Daiichi Pharmaceutical for Japan

MISSISSAUGA, ON, July 31 /CNW/ - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), a company engaged in the acquisition, development and commercialization of oncology and acute care products, today announced that its majority owned subsidiary, CIMYM BioSciences Inc. (CIMYM), has licensed development and marketing rights in Japan for its anti-EGFR humanized antibody, nimotuzumab, to Daiichi Pharmaceutical Co., Ltd. (a wholly owned subsidiary of DAIICHI SANKYO COMPANY, LIMITED, one of Japan's largest pharmaceutical companies).

Under the agreement, CIMYM will receive an up-front payment of US$14.5 million and significant milestone payments at certain stages of development for each of a number of indications as well as payments based on supply of nimotuzumab and sales performance in the territory. Daiichi will develop nimotuzumab for the Japanese market in several cancer indications.

"This is an exceptional agreement that provides nimotuzumab with the prospect of accessing the second largest pharmaceutical market in the world. The license will result in a substantial broadening of the development and commercialization efforts directed to our anti-cancer antibody," said David
Allan, Chairman & CEO of YM BioSciences.

In July 2006, nimotuzumab was approved in India for the treatment of head and neck cancer. Nimotuzumab is currently in a Phase IIl trial in Europe in combination with radiation for the treatment of pediatric pontine glioma. A trial in North America in pediatric pontine glioma is also currently in design. Nimotuzumab is being variously developed in non-small cell lung cancer, pediatric glioma and pancreatic cancer in Canada and Europe and YM is preparing to pursue further clinical development of the drug in adult glioma and colorectal cancer as well as a number of other indications. YM's licensor, CIMAB SA, and its parent, the Center for Molecular Immunology, are conducting trials with nimotuzumab in glioma, breast, esophageal, uterine cervix, prostate and head and neck cancers. In the pediatric and adult trials in Europe, the head & neck trial in India, and in trials in Canada and elsewhere, the debilitating side effects of severe rash, diarrhea, conjunctivitis and hypomagnesemia, evident in some or all of the other products in development targeting the tyrosine kinase pathway, were not observed.

About DAIICHI SANKYO COMPANY, LIMITED.

DAIICHI SANKYO COMPANY, LIMITED was established on September 28, 2005 as the joint holding company of two major Japanese pharmaceutical companies - Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. DAIICHI SANKYO aims to become a Global Pharma Innovator, continuously generating innovative drugs and services and maximizing its corporate value. Sankyo and Daiichi Pharmaceutical have experience developing and marketing one of the world's leading oncology products, Irrinotecan Hcl, in Japan and have a broad range of major drug products in that market, including the antihypertensive Olmetec(R) (olmesartan medoxomil) and the synthetic antibacterial agent Cravit(R) (levofloxacin) and are strongly promoting drug information provision activities. In addition to cancer, both companies are established in the field of cardiovascular disease and have used their cumulative knowledge and expertise as a foundation for developing an abundant product lineup and R&D pipeline.

For further details, please refer to the company Web site, at http://www.daiichisankyo.co.jp/eng.

Conference Call Notice

YM BioSciences will be holding a conference call for Analysts and Portfolio Managers to discuss the licensing agreement on Monday, July 31, 2006 from 11:00am EDT. To participate in the conference call, dial 416-644-3415 or 1-866-250-4910. The conference call will also be audio cast live and archived for 90 days at www.ymbiosciences.com.

Other drug development activities at YM BioSciences

YM BioSciences Inc. is engaged in the acquisition, development and commercialization of oncology and acute care products. Its lead drug, tesmilifene, is a small molecule MDR-targeting agent that completed enrollment of 723 patients with metastatic and recurrent breast cancer in September 2005. The trial is the subject of a Special Protocol Assessment by the FDA and is being conducted according to a sequential adaptive clinical design. The sequential adaptive design allows for three interim analyses, of which the second analysis is imminent, prior to a final fourth analysis. Therefore, a total of four analyses are possible without statistical penalty. In addition, YM has received FDA Fast Track designation for tesmilifene in advanced breast cancer.

Data on nimotuzumab as a monotherapy in patients that are refractory to all treatment, principally in patients with colorectal cancer, in a trial conducted at Princess Margaret Hospital in Canada, will be presented at the 18th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics, Prague, Czech Republic, November 7 - 10, 2006.

In addition to nimotuzumab and tesmilifene, YM BioSciences is developing AeroLEF(TM), a unique inhalation-delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. For AeroLEF, preliminary results from its randomized Phase IIb trial will be presented at the American Society of Anesthesiologists Annual Meeting, McCormick Place - Chicago, IL, October 14 - 18, 2006. Final results from the trial are expected before the end of the year. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin(TM), and owns a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting.

For further information: Thomas Fechtner, The Trout Group LLC, Tel. (212) 477-9007 x31, Fax (212) 460-9028, Email: tfechtner@troutgroup.com; James Smith, the Equicom Group Inc., Tel. (416) 815-0700 x 229, Fax (416) 815-0080, Email: jsmith@equicomgroup.com